Wetour Robotics Limited

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

VIA EDGAR

March 26, 2026

Claudia Rios

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Wetour Robotics Limited Registration Statement on Form F-3 (File No. 333-294373) Request for Acceleration of Effectiveness

Dear Ms. Rios:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Wetour Robotics Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated so that the Registration Statement becomes effective at 5:00 p.m., Eastern Time, on March 30, 2026, or as soon thereafter as practicable.

Very truly yours,

Wetour Robotics Limited

By:	/s/ Nan Zheng
	Name:	Nan Zheng
	Title:	Chief Executive Officer